Exhibit 21.1

List of Subsidiaries of EyePoint Pharmaceuticals, Inc.

Subsidiary	Ownership Percentage	Jurisdiction of Incorporation or Organization
Icon Bioscience, Inc.	100%	Delaware
EyePoint Pharmaceuticals US, Inc.	100%	Delaware
pSiMedica Limited	100%	United Kingdom
EyePoint Pharmaceuticals Securities Corporation	100%	Massachusetts